Exhibit 99.1

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

To the shareholders of eFuture Information Technology Inc.	November 16, 2012 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2012 Annual Meeting of Shareholders on December 28, 2012, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2012 Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON DECEMBER 27, 2012 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Troe Wen
Troe Wen Secretary

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 28, 2012

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of eFuture Information Technology Inc. will be held on December 28, 2012 at 10:00 a.m., Beijing time, at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China, for the following purposes:

1. To elect one (1) Class I directors to serve until the annual meeting of shareholders in 2015 or until their successors are duly elected and qualified.
2. To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.
3. To approve any ordinary shares repurchased on and after December 28, 2012 under the share repurchase program announced by the Company on December 22, 2011 to be held as treasury shares.
4. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on November 16, 2012 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS
/s/ Adam Yan
Adam Yan Chairman and Chief Executive Officer
Beijing, China
November 16, 2012

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

EFUTURE INFORMATION TECHNOLOGY INC.
PROXY STATEMENT

General
We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the annual general meeting of shareholders to be held on December 28, 2012 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about November 16, 2012. We must receive any proxy by 5:00 p.m. Beijing time on 10:00 am, December 27, 2012 in order for it to be counted.

Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on December 27, 2012 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on November 16, 2012 are entitled to vote at the annual general meeting. As of November 16, 2012, 3,937,221 of our ordinary shares were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting. If we do not have a quorum at the annual general meeting, the meeting may be rescheduled. At such a rescheduled meeting, the presence of at least one third (1/3) of our eligible shares in person or by proxy shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the candidates for the Board of Directors in Proposal 1; and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares will not be voted if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

Approval of Proposals
In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. In particular, the proposals require the following number of votes:

Proposal 1. The nominee receiving the highest number of “FOR” votes will be elected as director. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal 2. The rectification of appointing Grant Thornton China as the Company’s independent registered public accounting firm requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal 3. The approval of any ordinary shares repurchased on and after December 28, 2012 under the share repurchase program announced by the Company on December 22, 2011 to be held as treasury shares requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Other Matters. If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals
Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2013 annual general meeting must be received by August 2, 2013 at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?
Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?
Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an annual retainer fee of $10,000 per year, $2,000 for each of two regularly scheduled Board of Directors meetings attended per year, and $100 for each specially called conference call meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

How does the Board determine which directors are independent?
The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the NASDAQ Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?
Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?
Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?
The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?
The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
●	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
●	the written consent of the candidate to serve as a director of our company, if elected; and
●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.

If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?
All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
●	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;
●	A director must have a record of professional accomplishment in his or her chosen field; and
●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?
The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?
Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2011?
The Board of Directors met 6 times during fiscal 2011. Each committee of the Board of Directors met at least 2 times during fiscal 2011. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2011. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?
Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)
c/o Secretary
eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

What are the committees of the Board?
During fiscal 2011, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees, their principal functions and the number of meetings held during the fiscal year ended December 31, 2011 are shown below.

Compensation Committee
The members of the Compensation Committee are:

John Dai, Chair
Dong Cheng, Ph.D.
Brian Lin

The Compensation Committee held 2 meetings during the fiscal year ended December 31, 2011. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;
●
In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;
●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
●	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee
The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under NASDAQ Stock Market listing standards. The members of the Audit Committee are:

Brian Lin, Chair
Dong Cheng, Ph.D.
Dennis O. Laing

The Audit Committee held 2 meetings during the fiscal year ended December 31, 2011. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Mr. Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of our company;
●
Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●
Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;
●
Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●
Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within our company;
●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee
The members of the Corporate Governance Committee are:

Dong Cheng, Ph.D., Chair
John Dai
Dennis O. Laing

The Corporate Governance Committee held 2 meetings during the fiscal year ended December 31, 2011. All members of the Corporate Governance Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance Committee undertakes to:

●
Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
●	Oversee the process of evaluation of the performance of the Board of Directors and committees;
●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
●
Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

As of November 16, 2012, the members of these above committees remain unchanged.

PROPOSAL 1
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

Nominees for election as Class I members of the Board of Directors to serve three year terms expiring in 2015:

Ming Zhu
Class I Independent Director Nominee
Age – 52

Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a bachelor's degree in English from Beijing Second Foreign Languages Institute and a master's degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practice and business development and expansion.

Dong Cheng, Ph.D.
Class I Independent Director Nominee
Age – 43

Dr. Cheng has served as a director since 2005. He has been at the School of Business, Renmin University of China, since 1993, working as an Assistant Professor from 1993 to 1995, an Associate Professor from 1995 to 2002, and as a Full Professor since 2002. Dr. Cheng has written numerous articles on the development of Chinese business practices. He holds bachelor's and master's degrees in computer software from Xi'an Jiao Tong University. He also holds a doctorate degree in business administration from Renmin University, and was a doctorate candidate in Computer Science at Peking University. Dr. Cheng leverages his role as Professor at Renmin University's business school to provide insight into emerging trends within China's economic and business development.

Brian Lin
Class I Independent Director Nominee
Age – 46

Brian Lin. Mr. Lin is Chief Executive Officer and a director of NASDAQ-listed China Fire & Security Group, Inc., a leading total solution provider of industrial fire protection systems in China. From 2001 to 2005, he served as Chief Executive Officer of Beijing Linkhead Technologies. Prior to Linkhead, Mr. Lin held technical and managerial positions in various companies in the United States and Canada. Mr. Lin holds a bachelor's degree in electrical engineering from Huazhong University of Science and Technology and a master's degree in Electrical Engineering from University of Toronto. His successful corporate career in managing listed companies allows him to advise eFuture on the most effective and efficient ways to further create shareholder value.

THE BOARD RECOMMENDS A VOTE “FOR”
THE ELECTION OF EACH OF THESE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 2
RACTIFICATION OF GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(ITEM 2 ON THE PROXY CARD)

The Audit Committee has appointed Grant Thornton China to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012.

The Company has been advised by Grant Thornton China that neither the firm nor any of its associates had any relationship with the Company other than the usual relationship that exists between independent registered public accounting firms and their clients during the last fiscal year. Representatives of Grant Thornton China are expected to attend the Annual Meeting with the opportunity to make a statement and/or respond to appropriate questions from shareholders present at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR”RETAINING GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .

PROPOSAL 3
ORDINARY SHARES REPURCHASED UNDER SHARE REPURCHASE PROGRAM
TO BE HELD AS TREASURY SHARES
(ITEM 3 ON THE PROXY CARD)

Our shareholders approved our company to repurchase up to $2 million worth of our issued and outstanding shares at the shareholders’ meeting held on December 20, 2011 (the “Shareholders’ Approval”). As of November 16, 2012, we have repurchased 65,045 shares at an average price of 3.8692 per share. Pursuant to the Shareholders’ Approval, any ordinary shares repurchased under the Program will be duly cancelled in accordance with the Cayman Islands Companies Law. However, our Board of Directors has recommended that our company hold any shares repurchased on and after December 28, 2012 as treasury shares.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” HOLDING ORDINARY SHARES REPURCHASED UNDER THE SHARE REPURCHASE PROGRAM AS TREASURY SHARES.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information known to us with respect to the beneficial ownership as of November 16, 2012 (unless otherwise indicated) by:

●	All persons who are beneficial owners of five percent or more of our ordinary shares,
●	Each of our directors and executive officers, and
●	All current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other persons. Percentage of beneficial ownership is based on 4,442,171 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 464,950 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,907	12.27%
Dehong Yang (4)	37,500	*
Qicheng Yang (5)	52,944	1.19%
Hongjun Zou (6)	175,793	3.96%
Ping Yu (7)	21,750	*
Deliang Tong (8)	179,747	4.05%
Dong Cheng, Ph.D.(9)	32,500	*
John Dai (10)	20,500	*
Dennis O. Laing (11)	16,950	*
Brian Lin (10)	20,500	*
Ming Zhu (11)	16,750	*
Directors and executive officers as a group (12 people)(12)	1,119,841	25.21%
_________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 5,000 vested restricted shares, currently exercisable options to purchase 3,875ordinary shares and 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan.

(4)	Includes 27,500 vested restricted shares.
(5)	Includes 11,500 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(6)	Includes 7,750 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(7)	Includes 11,750 vested restricted shares and currently exercisable options to purchase 10,000 ordinary shares.
(8)	Includes 6,000 vested restricted shares.
(9)	Includes 20,500 vested restricted shares and currently exercisable options to purchase 12,000 ordinary shares.
(10)	Includes 20,500 vested restricted shares.
(11)	Includes 16,750 vested restricted shares.
(12)	Includes 164,500 vested restricted shares and currently exercisable options to purchase 33,875 ordinary shares. Mr. Johnson Li resigned on December 31, 2011, which is not included in this table.

Summary Compensation Table
The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2011.

	Annual Compensation for Year Ended December 31, 2011
			All Other
Name	Salary	Bonus	Compensation
Adam Yan	¥455,689	¥123,368	—
Chairman, Chief Executive Officer and Director
Dehong Yang	¥911,731	¥416,318	—
President
Deliang Tong	¥120,100	¥180,963	—
Ex-Chief Operating Officer and Director	$15,200
Sean Zheng	¥593,655	¥50,000	—
Chief Financial Officer
Qicheng Yang	¥420,623	¥66,756	—
Chief Technology Officer
Hongjun Zou	¥362,765	¥36,000	—
Senior Vice President
Johnson Li*	¥426,082	¥20,920	—
Former Senior Vice President
Ping Yu	$15,200	¥—	—
Ex-Chief Financial Officer and Director
Tony Zhao**	¥108,292	¥108,723	—
Vice President and Chief Strategy Officer
Ming Zhu	$9,600	—	—
Director
Dong Cheng, Ph.D.	$97,00	—	—
Director
John Dai	$8,700	—	—
Director
Dennis O. Laing	$7,800	—	—
Director
Brian Lin	$9,600	—	—
Director
Weiquan Ren	$8,700	—	—
Director
_________
* Mr. Johnson Li resigned on December 31, 2011.
** Dr. Tony Zhao resigned in April 2011 and rejoined eFuture in December 2011.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

This report describes our company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2011 compensation determinations were made for our Chief Executive Officer, Adam Yan, and our other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting our Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of our Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of our company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

On April 18, 2001, we adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and even vesting over a five-year period.

Under the 2001 Plan, our board of directors may amend or terminate the 2001 Plan at any time if required under the 2001 Plan, subject to shareholders’ approval.

On January 31, 2007, we adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and even vesting over a five-year period.

On September 17, 2007, we adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and even vesting over a five-year period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate such plans at any time, subject to shareholders’ approval.

On December 11, 2009, we adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (“ISO”) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company’s Compensation Committee. The Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the 2009 Plan at any time, subject to shareholders’ approval.

On December 20, 2011, the Company’s stockholders approved the Company’s 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 393,745 ordinary shares for grant under the 2011 Plan in accordance with its terms. A description of the 2011 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2011 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 30, 2011, and is incorporated herein by reference.

The fundamental policy of the Board of Directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term share-based incentive awards.

Base Salary.  The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Board of Directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation.  The Board of Directors believes that share ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Share options are used to retain executives and motivate them to improve long-term share market performance. Factors considered in making an award of share options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005, 2009 and 2011 Plan, the options will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term.

Compensation Committee

Dong Cheng, Ph.D.
John Dai
Brian Lin

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Grant Thornton China as our company’s independent auditor for 2011 after reviewing that firm’s performance and independence from management.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2011 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2011, for filing with the SEC.

Audit Committee

Dong Cheng, Ph.D.
Dennis O. Laing
Brian Lin

*  *  *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by the Company’s independent auditor before that firm is retained for such services. The pre-approval procedures are as follows:

●
Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

●
The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

Audit Fees
For the year ended December 31, 2010, we incurred in the aggregate amounts of $169,000 and $9,000 for the annual audit of our financial statements and the quarterly review of our financial information, which was billed by Grant Thornton China and JBPB & Co., respectively. For the year ended December 31, 2011, we incurred in the aggregate amounts of $159,090 for the annual audit of our financial statements, which was billed or expected to be billed by Grant Thornton China.

Audit Related Fees
There were no audit related fees incurred for fiscal years 2010 and 2011.

Tax and All Other Fees
We did not pay JBPB & Co. and Grant Thornton China any fees for tax or other services for fiscal years 2010 and 2011, respectively.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,
/s/ Adam Yan
Adam Yan Chairman and Chief Executive Officer

Dated: November 16, 2012

EFUTURE INFORMATION TECHNOLOGY INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 28, 2012

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of eFuture Information Technology Inc., a Cayman Islands corporation (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated November 16, 2012, and hereby constitutes and appoints Adam Yan and Sean Zheng, or either of them acting singly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all shares of the Company’s ordinary share which the undersigned is entitled to vote at the 2012 Annual Meeting of Shareholders to be held on December 28, 2012 (the “Annual Meeting”), and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

[ ]	Ming Zhu
[ ]	Dong Cheng
[ ]	Brian Lin

Withhold authority for the following:

[ ]	Ming Zhu
[ ]	Dong Cheng
[ ]	Brian Lin

2.	Approve the ratification of Grant Thornton China as the Company’s independent registered public accounting firm for fiscal year ending December 31, 2012.

FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

3.	Approve any ordinary shares repurchased on and after December 28, 2012 under the share repurchase program announced by the Company on December 22, 2011 to be held as treasury shares.

FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

4.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, and any adjournment or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES, FOR THE RATIFICATION OF THE SELECTION OF GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, AND FOR ANY ORDINARY SHARES REPURCHASED ON AND AFTER DECEMBER 28, 2012 UNDER THE SHARE REPURCHASE PROGRAM ANNOUNCED BY THE COMPANY ON DECEMBER 22, 2011 TO BE HELD AS TREASURY SHARES. IN THEIR DIRECTION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

I (we) acknowledge receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement dated November 16, 2012, and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name _____________________________________
Name (if joint)_______________________________
Date _____________ , 2012

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.